Exhibit 99.1

Scorpio Tankers Inc. Announces Navig8 Product Tankers’ Shareholders Approve Merger
MONACO-August 29, 2017 - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio” or the “Company”) announced today that the shareholders of Navig8 Product Tankers Inc. (“NPTI”) approved the previously announced merger (the “Merger”) of Scorpio and NPTI at a special meeting of shareholders that was held earlier today. At the meeting, approximately 94.25% of the NPTI shares outstanding were voted, all of which were voted in favor of the Merger.
The approval is the result of a vote on the proposal identified in the proxy statement/prospectus, dated August 14, 2017. The Merger remains subject to customary closing conditions and is expected to close on or about September 1, 2017.
About Scorpio Tankers Inc.
Scorpio is a provider of marine transportation of petroleum products worldwide. Scorpio currently owns 82 product tankers (23 LR2, four LR1 tankers, 41 MR tankers and 14 Handymax tankers) with an average age of 2.5 years and time or bareboat charters-in 20 product tankers (two LR2, nine MR and nine Handymax tankers). Scorpio also has contracted for four newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018.
About Navig8 Product Tankers Inc.
NPTI is a Marshall Islands corporation formed for the purpose of acquiring and operating LR1 and LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international product tanker market. NPTI currently has a fleet of 23 eco-design product tankers (15 LR2 and eight LR1 tankers). These vessels were financed through bank debt, sale leaseback transactions and cash on hand.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio and NPTI desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Scorpio or NPTI will achieve or accomplish these expectations, beliefs or projections. The parties undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Scorpio and NPTI to successfully complete the Merger on anticipated terms and timing, including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition, risks relating to the integration of NPTI’s operations and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the Merger, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.
Contacts:

Scorpio Tankers Inc.                                                   Navig8 Product Tankers Inc.
9, Boulevard Charles III                                              2nd Floor, Kinnaird House
Monaco 98000                                                            1 Pall Mall East, London  SW1Y 5AU
Attn: Investor Relations                                              Attn: Investor Relations
+377-9798-5716                                                          +1 203 975 478
investor.relations@scorpiotankers.com                      info@navig8producttankers.com

Scorpio Tankers Inc.

212-542-1616